Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED SEPTEMBER 8, 2021

TO THE OFFERING CIRCULAR DATED MAY 3, 2021

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 3, 2021, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Chief Executive Officer Tera Johnson

On September 1, 2021, Tera Johnson became the Chief Executive Officer (CEO) of the Company, succeeding Co-Founder and founding CEO David E. Miller. Mr. Miller will continue to work with the Company in a paid capacity in support of Ms. Johnson as she assumes responsibilities, in addition to managing special projects. Mr. Miller is also expected to continue to serve on the Board of Directors, and serve as Co-Chair of the Board.

Biography of Tera Johnson:

Tera Johnson is a serial entrepreneur whose mission is to create the next generation of resilient food and farming businesses. The founder of teraswhey®, Tera participated in the full arc of creating and selling a successful investor-financed food company. As the founder of the Food Finance Institute (FFI) and Edible-Alpha® at the University of Wisconsin System prior to joining Iroquois Valley, Tera was a frequent speaker, teacher and financial consultant to sustainable food and farming businesses, social venture funds and investors.

FFI’s mission is to get every food company and value-added farm enterprise the money they need to grow. FFI does this though a variety of programs that are national in scope and address the critical business model and financial issues faced when raising money. They include boot camps for entrepreneurs and economic developers, the FaBCap Accelerator for Wisconsin food brands, consultant training, and technical assistance for debt and equity raises. FFI’s digital presence, Edible-Alpha®, includes a podcast with wide national reach, a digital learning platform, and the Edible-Alpha, Live! event.

Formerly the Board President of Slow Money Wisconsin, Tera currently sits on the selection committee for the Nutrition Capital Network and on other corporate boards. In 2017, Tera received the UW Extension chancellor’s 2017 Wisconsin Idea Award. In 2014, Madison Magazine recognized her on their M-List of leading innovators in the city. Her business was named the 2010 Innovator of the Year by WEDC. Also in 2010, she received the Dairy Business Innovation Center’s Innovation Zone Award and the Wisconsin Department of Commerce and the WEN network named her company a Wisconsin Company to Watch. Her factory received the 2009 gold medal in the Green Building category from the Associated Builders and Contractors of WI.